Exhibit 21

DISH DBS CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
As of December 31, 2010

Subsidiary	State or Country of Incorporation	Name Doing Business As
DISH Network L.L.C.	Colorado	DNLLC
DISH Operating L.L.C.	Colorado	SATCO
Echosphere L.L.C.	Colorado	Echosphere
Dish Network Service L.L.C.	Colorado	DNSLLC